Exhibit 99.3

GOGL - Results of the Special General Meeting
HAMILTON, Bermuda, 19 August 2025 – Golden Ocean Group Limited (NASDAQ: GOGL & Euronext Oslo Børs: GOGL) (“Golden Ocean”) advises that a Special General Meeting (“SGM”) of the shareholders of Golden Ocean was held today, 19 August 2025, at 09:00 (local time) at Hamilton Princess and Beach Club, 76 Pitts Bay Road, Hamilton HM 08.
All resolutions set out in the notice of the SGM were approved by the shareholders, meaning that, among other things, the stock-for-stock merger of Golden Ocean with and into CMB.TECH Bermuda Ltd., a wholly-owned subsidiary of CMB.TECH NV (NYSE: CMBT & Euronext Brussels: CMBT) (“CMB.TECH”) with CMB.TECH Bermuda Ltd. as the surviving company, and with CMB.TECH as the issuer of the merger consideration shares (the “Merger”), has been approved.
Pursuant to the terms of the Merger, each outstanding common share of Golden Ocean will be cancelled and exchanged for newly issued CMB.TECH ordinary shares at an exchange ratio of 0.95 ordinary shares of CMB.TECH for each common share of Golden Ocean.
For further settlement details and key dates for the Merger, please refer to Golden Ocean’s stock exchange announcement of 18 August 2025.
The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
19 August 2025